Exhibit 99.48

PRESS RELEASE

Trading Symbol: SVM.TO	August 31, 2007

SILVERCORP ANNOUNCES ANNUAL AND SPECIAL GENERAL MEETING
OF SHAREHOLDERS TO BE HELD ON FRIDAY, SEPTEMBER 28, 2007

VANCOUVER, British Columbia – August 31, 2007 – Silvercorp Metals Inc. (“Silvercorp”) announces that Silvercorp’s Annual and Special General Meeting (the “Meeting”) is scheduled to be held at 10:00 am PST on Friday, September 28, 2007, at the Malaspina Room located on the Concourse Level of The Fairmont Waterfront, 900 Canada Place Way, Vancouver, British Columbia V6C 3L5.

The Meeting will give shareholders current development update on Silvercorp, as well as the opportunity to ask questions.

About Silvercorp Metals Inc.
Silvercorp Metals Inc. along with its subsidiary companies and joint ventures (collectively the “Company”) are engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties in the People’s Republic of China. The Company is a reporting issuer in British Columbia, Alberta, Ontario, Nova Scotia, New Brunswick, Manitoba, Saskatchewan, and trades on the TSX Exchange under the symbol “SVM”. The Company is on the S&P/TSX Composite Index, the S&P/TSX Global Gold Index, and S&P/TSX Global Mining Index.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO Phone: (604) 669-9397, Fax: (604) 669-9387, Email: info@silvercorp.ca, Website: www.silvercorp.ca